UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Trump Entertainment Resorts, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89816T202
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T202	SCHEDULE 13G	Page 2 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Interstate 15 Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,019,849
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,019,849
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,849
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% *
12	TYPE OF REPORTING PERSON PN

* Based on an aggregate of 10,767,858 shares of Common Stock outstanding as of September 25, 2012, as disclosed in the Schedule 14A Information Statement filed on November 1, 2012.

CUSIP No. 89816T202	SCHEDULE 13G	Page 3 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Interstate 15 Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,019,849 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,019,849 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,849 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON OO

__________________
(1)	Solely in its capacity as the general partner of Interstate 15 Holdings, L.P.

CUSIP No. 89816T202	SCHEDULE 13G	Page 4 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,019,849 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,019,849 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,849 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON IA, PN

__________________
(1)	Solely in its capacity as the sole and managing member of Interstate 15 Holdings GP, LLC.

CUSIP No. 89816T202	SCHEDULE 13G	Page 5 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,019,849 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,019,849 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,849 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON CO

__________________
(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 89816T202	SCHEDULE 13G	Page 6 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,019,849 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,019,849 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,849 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON OO

__________________
(1)	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 89816T202	SCHEDULE 13G	Page 7 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,019,849 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,019,849 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,849 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON PN

__________________
(1)	Solely in its capacity as the holder of the majority of the voting units of Oaktree Capital Group, LLC.

CUSIP No. 89816T202	SCHEDULE 13G	Page 8 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,019,849 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,019,849 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,849 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON OO

__________________
(1)	Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 89816T202	SCHEDULE 13G	Page 9 of 16

This Amendment No. 2 to Schedule 13G is being filed jointly by the Reporting Persons (as defined below) to amend the Schedule 13G filed by the Reporting Persons on February 14, 2011, as amended by Amendment No. 1 to the Schedule 13G filed by the Reporting Persons on February 14, 2013.  This Amendment No. 2 to Schedule 13G is being filed to supersede Amendment No. 1 in its entirety.  Amendment No. 1, which was filed erroneously, incorrectly stated that the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock of Trump Entertainment Resorts, Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer Trump Entertainment Resorts, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401

Item 2.

(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

(a)-(c) Name of Persons Filing; Address of Principal Business Office; and Citizenship:

This Schedule 13G/A is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

(1) Interstate 15 Holdings, L.P., a Delaware limited partnership (“Interstate 15”), in its capacity as the direct or indirect owner of 1,019,849 shares of Common Stock;

(2) Interstate 15 Holdings GP, LLC, a Delaware limited liability company (“Interstate 15 GP”), in its capacity as the general partner of Interstate 15;

(3)   Oaktree Capital Management, L.P., a Delaware limited partnership (“Oaktree LP”) and a registered investment adviser under the Investment Advisers Act of 1940, as amended, in its capacity as the sole and managing member of Interstate 15 GP;

(4) Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), in its capacity as the general partner of Oaktree LP;

(5) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings Inc.;

(6) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), in its capacity as the holder of the majority of the voting units of OCG; and

(7) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the general partner of OCGH.

The principal business address of each of the Reporting Persons is c/o Oaktree Capital Group
Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)	Title of Class of Securities Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number 89816T202

CUSIP No. 89816T202	SCHEDULE 13G	Page 10 of 16

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒*	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

_______________________
*  Oaktree LP only.

CUSIP No. 89816T202	SCHEDULE 13G	Page 11 of 16

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

	(b)	Percent of class:

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

(a)-(c) Amount Beneficially Owned; Percent of Class; Sole or Shared Power to Vote or Direct the Vote:

The information contained on the cover pages of this Schedule 13G/A is incorporated herein by reference.

Interstate 15 holds a total of 1,019,849 shares of the Issuer’s Common Stock, constituting 9.5% of the total issued and outstanding shares of the Issuer’s Common Stock.

Interstate 15 GP, in its capacity as the general partner of Interstate 15, has the ability to direct the management of Interstate 15’s business, including the power to vote and dispose of securities held by Interstate 15; therefore, Interstate 15 GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by Interstate 15.

Oaktree LP, in its capacity as the sole and managing member of Interstate 15 GP, has the ability to direct the management of Interstate 15 GP’s business, including the power to direct Interstate 15 GP’s voting and disposition of securities held by Interstate 15; therefore, Oaktree LP may be deemed to beneficially own the shares of Common Stock of the Issuer held by Interstate 15.

Holdings Inc., in its capacity as the general partner of Oaktree LP, has the ability to direct the management of Oaktree LP’s business, including the power to direct the decisions of Oaktree LP in respect of Interstate 15 GP; therefore, Holdings Inc. may be deemed to beneficially own the shares of Common Stock of the Issuer held by Interstate 15.

OCG, in its capacity as the sole shareholder of Holdings Inc., has the ability to direct the management of Holding Inc.’s business, including the power to direct the decisions of Holdings Inc. in respect of Oaktree LP; therefore, OCG may be deemed to beneficially own the shares of Common Stock of the Issuer held by Interstate 15.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding its business, including the power to direct the decisions of OCG in respect of Holdings Inc.; therefore, OCGH may be deemed to beneficially own the shares of Common Stock of the Issuer held by Interstate 15.

CUSIP No. 89816T202	SCHEDULE 13G	Page 12 of 16

OCGH GP, in its capacity as the general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH in respect of OCG; therefore, OCGH GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by Interstate 15.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership in this Schedule 13G/A are based on a total of 10,767,858  shares of Common Stock outstanding as of September 25, 2012, as disclosed in the Schedule 14A Information Statement filed on November 1, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities reported on this Schedule 13G/A are directly held by Interstate 15, as described herein.  Interstate 15 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 89816T202	SCHEDULE 13G	Page 13 of 16

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 22, 2013.

INTERSTATE 15 HOLDINGS, L.P.

By: Interstate 15 Holdings GP, LLC
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Sole and Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

INTERSTATE 15 HOLDINGS GP, LLC

By: Oaktree Capital Management, L.P.
Its: Sole and Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

Signature Page to Schedule 13G

CUSIP No. 89816T202	SCHEDULE 13G	Page 14 of 16

OAKTREE HOLDINGS, INC.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

Signature Page to Schedule 13G

CUSIP No. 89816T202	SCHEDULE 13G	Page 15 of 16

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 22, 2013.

INTERSTATE 15 HOLDINGS, L.P.

By: Interstate 15 Holdings GP, LLC
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Sole and Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

INTERSTATE 15 HOLDINGS GP, LLC

By: Oaktree Capital Management, L.P.
Its: Sole and Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

Signature Page to Joint Filing Agreement

CUSIP No. 89816T202	SCHEDULE 13G	Page 16 of 16

OAKTREE HOLDINGS, INC.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

Signature Page to Joint Filing Agreement